**AM 3/7/2003 VF 3-6-03

UNITEI
SECURITIES AND EX
Washingtc

03012872

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-21353

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

Keeley Investment Corp.

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 S. LaSalle Street, Suite 1201
(No. and Street)

Chicago (City) **Illinois** (State) **60605** (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED MAR 0 3 2003 WASH, D.C. 208

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John L. Keeley, Jr. **(312) 786-5000**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED MAR 2 1 2003 THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGLADREY & PULLEN, LLP
(Name - *if individual, state last, first, middle name*)

30 South Wacker Drive (Address) **Chicago** (City) **Illinois** (State) **60606** (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

BB 3/20

OATH OR AFFIRMATION

I, **John L. Keeley, Jr.**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Keeley Investment Corp.**, as of **December 31, 2002**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
TARA L.P. ZILINSKAS
Notary Public, State of Illinois
My Commission Expires 11/23/2006

Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Changes in Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McGladrey & Pullen
Certified Public Accountants

Keeley Investment Corp.

Statement of Financial Condition
December 31, 2002

Filed as public information pursuant to rule 17a-5(d) under the Securities Exchange Act of 1934.

CONTENTS

McGladrey & Pullen
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
Keeley Investment Corp.
Chicago, Illinois

We have audited the accompanying statement of financial condition of Keeley Investment Corp. as of December 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Keeley Investment Corp. as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 7, 2003

KEELEY INVESTMENT CORP.

STATEMENT OF FINANCIAL CONDITION
December 31, 2002

ASSETS

Cash and cash equivalents	$	54,607
Receivables from futures commission merchant and securities broker-dealer		1,363,813
Deposit with clearing broker		5,000
Securities owned:		
Marketable, at market		1,580,031
Not readily marketable, at estimated fair value		944,787
Note receivable		484,000
Other assets		51,462
Total assets	$	4,483,700

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Payable to securities broker-dealer	$	9
Accounts payable and accrued expenses		258,357
Deferred taxes payable		162,400
		420,766
Liabilities Subordinated to Claims of General Creditors		700,000
Stockholders' Equity		
Common stock, no par value; authorized 100,000 shares; issued and outstanding 25,000 shares		2,500
Additional paid-in capital		40,675
Retained earnings		3,319,759
Total stockholders' equity		3,362,934
Total liabilities and stockholders' equity	$	4,483,700

The accompanying notes are an integral part of the statement of financial condition.

Note 1. Nature of Business and Significant Accounting Policies

Keeley Investment Corp. (the "Company") is a registered broker-dealer. The Company introduces its customers to a clearing broker on a fully disclosed basis. The Company also engages in proprietary sales and trading of equity securities. The Company may enter into transactions in derivative financial instruments, including futures and options, in order to facilitate its trading activities.

The Company operates under the provisions of paragraph (k)(2)(ii) of rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Significant accounting policies are as follows.

Securities owned – marketable: Securities owned represent equity securities, commodities and investments in mutual funds. Proprietary securities and commodities transactions are recorded on the transaction date; positions are marked to market with related gains and losses recognized currently in income.

Securities owned – not readily marketable: Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the issuer or Company.

Not readily marketable investments owned by the Company consist of equity securities and investments in limited partnerships. Equity securities which are not readily marketable are recorded at cost until significant events indicate cost is no longer appropriate and then are carried at their estimated fair value. Such securities have been valued based upon other market sources which are believed to provide a reasonable value for such investments. The investments in limited partnerships which do not have established markets and which do not have established earnings patterns, but for which events warrant values other than cost, are valued using the most recent and reliable outside information available, as determined by management, and changes in value are reflected in the results of operations. Because of the inherent uncertainty of valuations, however, the estimated values used for these investments may differ significantly from the values that would have been used had a ready market existed and the differences could be material.

Note 1. Nature of Business and Significant Accounting Policies (continued)

Income taxes: Effective February 1, 2001, the Company, with the consent of its stockholders, elected to be taxed as an S Corporation under sections of the federal and state income tax laws which provide that in lieu of corporation income taxes the stockholders separately account for the Company's items of income, deductions, losses and credits. Therefore, these financial statements do not include any provision for corporation income taxes except for Illinois personal property replacement taxes. The Company also changed its fiscal year-end to December 31.

Built-in gains taxes apply to sales of assets during the first ten years of the S Corporation election that existed at the time of the election. The tax is based on the excess of the fair value of the assets at the time of the election over their tax basis computed using the corporate income tax rate which is currently 34 percent.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash equivalents: The Company considers money market funds to be cash equivalents.

Note 2. Transactions with Related Parties

The Company provides office space and services to affiliated entities for which it received $982,067 for the year ended December 31, 2002.

The Company has investments in two limited partnerships with a total carrying amount of $307,387 as of December 31, 2002. An affiliate of the Company is the co-general partner and investment advisor to such limited partnerships.

Additionally, the Company has an investment in an affiliated mutual fund with a market value of $646,647 as of December 31, 2002.

Note 3. Securities Owned and Trading Activities

Securities owned consist of the following (at market or estimated fair value):

Marketable:		
Equity securities	$	4
Mutual funds		1,580,027
	$	1,580,031
Not readily marketable:		
Limited partnerships trading equity securities	$	307,387
Equity securities		637,400
	$	944,787

Note 4. Note Receivable

The Company holds an unsecured promissory note receivable from a stockholder. The note bears interest at a rate of 6 percent per annum with the principal due on December 19, 2011. The note may be prepaid in whole or in part at any time without penalty. Any such partial prepayment shall be applied first to accrued and unpaid interest, and then to the principal balance.

Note 5. Liabilities Subordinated to Claims of General Creditors

Liabilities subordinated to claims of general creditors of $700,000 are due to a Company stockholder with interest at rates of 8 percent (for $610,000 of such loans) and 9 percent (for $90,000 of such loans) per annum with repayment of $200,000 on September 1, 2003 and $500,000 on October 1, 2003.

The subordinated borrowings are covered by agreements which have been approved by the National Association of Securities Dealers, Inc. and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 6. Bank Line of Credit

The Company had an unused line of credit of $400,000 at December 31, 2002. The line of credit bears interest at the prime rate and matures on November 1, 2003.

The Company's majority stockholder has pledged securities totaling $532,800 and certain personal assets to the lending institution as collateral for the Company's line of credit.

Note 7. Commitments and Contingencies

The Company has lease agreements for its office facilities which expire on varying dates through July 31, 2008, noncancelable through July 31, 2005. The lease payments include rent, some utilities and real estate taxes.

Note 8. Employee Benefit Plans

The Company has a defined contribution profit sharing plan which covers substantially all full-time employees and requires annual contributions up to 10.7 percent of compensation paid. The Company's payable at December 31, 2002, was $83,395. Contributions made by the Company vest based upon eligible years of service with a 25 percent vesting after one year and 100 percent vesting occurring in the third year.

The Company also has a 401(k) plan which covers substantially all full-time employees. The Company makes matching contributions up to 6 percent of compensation not to exceed a stated maximum. This payable at December 31, 2002, was $67,633.

Note 9. Deferred Income Taxes

Deferred income taxes are comprised of a built-in gains deferred tax liability of $162,400 relating to the difference in the financial reporting and income tax basis of the underlying asset.

Note 10. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2002, the Company had net capital of $2,376,895, which was $2,276,895 in excess of its required net capital of $100,000. The Company's net capital ratio was .11 to 1.

Note 11. Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

The Company's operating activities include trading various financial instruments with off-balance-sheet risk. These financial instruments consist principally of written option contracts on equity securities and related stock indices, securities sold, not yet purchased, and financial futures contracts. Such risk arises from potential changes in the market values of the securities or money-market instruments underlying the financial instruments which may be in excess of the amounts recognized in the statement of financial condition.

Securities sold, not yet purchased (short sales) represent obligations of the Company to make a future delivery of a specific security and can create an obligation to purchase the security at the prevailing market price (or deliver the security if owned by the Company) at the later delivery date. As a result, short sales create the risk that the Company's ultimate obligation to satisfy the delivery requirements may exceed the amount of the proceeds initially received. While the Company has no obligations resulting from short sales at December 31, 2002, the Company did engage in short sales during the year.

Securities transactions of customers are introduced to and cleared through a clearing broker. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral or reduce positions when necessary.

Securities owned may be used as collateral by the clearing broker for amounts owed to such clearing broker.

In the normal course of business, the Company is contingently liable to its clearing broker for margin or cash deposit requirements of customer securities transactions, as well as the failure of delivery of securities sold or payment for securities purchased by a customer.

The clearing and depository operations for the Company's security transactions are performed by its clearing broker pursuant to a clearance agreement. At December 31, 2002, $1,239,427 of money market funds reflected in the receivables from futures commission merchant and securities broker-dealer and $1,580,031 of the securities owned reflected on the statement of financial condition are positions with this clearing broker, who is a member of a nationally recognized exchange. The Company consistently monitors the credit worthiness of the clearing broker to mitigate the Company's exposure to credit risk.

Note 11. Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk (Continued)

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company is engaged in brokerage activities whose counterparties primarily include broker-dealers, banks, and other financial institutions. The Company's exposure to credit risk associated with nonperformance of the customers in fulfilling their contractual obligations pursuant to futures transactions can be directly affected by the volatile trading markets that may impair the customer's ability to satisfy their obligations to the Company.

The Company does not anticipate nonperformance by clients or counterparties in the preceding situations. If either a customer or a counterparty fails to perform, the Company may be required to discharge the obligation of the nonperforming party and, in such circumstances, the Company may sustain a loss. The Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty with which it conducts business.

McGladrey & Pullen
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors and Stockholder
Keeley Investment Corp.
Chicago, Illinois

In planning and performing our audit of the financial statements and supplemental schedules of Keeley Investment Corp. (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that it may become inadequate because of changes in conditions or that the effectiveness of the design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Chicago, Illinois
February 7, 2003